SECURITIE 04002324 SSION

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ankale Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

626 Grove Street
(No. and Street)

Evanston (City) Illinois (State) 60201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin E. Winslow (847) 332-2350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
FEB 20 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robin E. Winslow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ankale Capital LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Janet M. Herr
Notary Public

Signature

PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] Same Page
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.]
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2003

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members
ANKALE CAPITAL, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of ANKALE CAPITAL, LLC, as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ANKALE CAPITAL, LLC, as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
January 24, 2004

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	83,701
Receivable from broker/dealers		241,301
Securities owned, at market value		
Equities		14,384,682
Options		21,000
Equipment, furniture and leasehold improvements, net		33,208
Other assets		25,005
TOTAL ASSETS	$	14,788,897

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value		
Equities	$	7,273,664
Options		11,250
Accounts payable and accrued expenses		1,117
Total Liabilities		7,286,031
Members' Equity		7,502,866
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	14,788,897

The accompanying notes are an integral
part of these financial statements.

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

REVENUE		
Firm trading	$	4,502,574
Interest		23,842
Dividends		172,067
Total Revenue		4,698,483
EXPENSES		
Interest		77,539
Dividends		57,686
Occupancy		22,000
Market information		19,734
Depreciation and amortization		7,210
Consulting		35,021
Other		7,426
Total Expenses		226,616
NET INCOME	$	4,471,867

The accompanying notes are an integral part of these financial statements.

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

Balance at December 31, 2002	$ 3,238,270
Member contributions	-
Member withdrawals	(207,271)
Net income	4,471,867
Balance at December 31, 2003	$ 7,502,866

The accompanying notes are an integral
part of these financial statements.

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES	
Net income	$ 4,471,867
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization expense	7,210
Change in assets and liabilities	
Decrease in receivable from broker/dealers	1,539,049
Increase in securities owned	(12,989,742)
Increase in other assets	(24,005)
Increase in securities sold, not yet purchased	7,284,914
Increase in accounts payable and accrued expenses	986
Total adjustment	(4,181,588)
NET CASH PROVIDED BY OPERATING ACTIVITIES	290,279
INVESTING ACTIVITIES	
Purchase of equipment, furniture and leasehold improvements	(28,898)
NET CASH USED IN INVESTING ACTIVITIES	(28,898)
FINANCING ACTIVITIES	
Member contributions	-
Member withdrawals	(207,271)
NET CASH USED IN FINANCING ACTIVITIES	(207,271)
NET INCREASE IN CASH	54,110
CASH AT DECEMBER 31, 2002	29,591
CASH AT DECEMBER 31, 2003	$ 83,701

Supplemental Cash Flow Information:

Cash payments for interest during the year totaled $77,539.

Cash payments for income taxes during the year totaled $0.

The accompanying notes are an integral part of these financial statements.

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

(1) NATURE OF BUSINESS

ANKALE CAPITAL, LLC (the "Company") engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The company is registered as a broker/dealer with the National Association of Securities Dealers ("NASD").

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased are valued at market value based on listed market prices. Unrealized gains and losses are reflected in Firm trading in the Statement of Income. Securities sold, not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligation under the sales commitments. Securities transactions are recorded on the trade date.

Equipment, Furniture and Leasehold Improvements
Equipment, furniture and leasehold improvements are recorded at cost. Equipment and furniture are depreciated over their estimated useful lives using accelerated methods. Leasehold improvements are amortized over the lease term using the straight-line method. Computer software is depreciated over five years using the straight-line method. At December 31, 2003, accumulated depreciation and amortization totaled $7,365.

Fair Value of Derivative Financial Instruments
Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss is included in the respective income tax returns of the Members.

(4) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK*

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Gross notional (or contractual) amounts of derivative financial instruments used for trading purposes with off-balance-sheet market risk are set forth below, in thousands, as of December 31, 2003:

	Contract Value	Market Value	Average Contract Value During 2003
Equities sold, not yet purchased	$ 7,274	$ 7,274	$ 5,623
Written options	$ 422	$ 11	$ 106
Options held for trading	$ 6,272	$ 21	$ 1,568
Financial futures contracts	-	N/A	-

Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio.

Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the Company's trading gains originated from trading strategies which did not involve derivative financial instruments.

(5) CONCENTRATION OF CREDIT RISK

At December 31, 2003, credit concentrations with the Company's clearing broker consisted of approximately $7 million representing the market value of the Company's trading account. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

(6) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $3,450,000 which exceeded requirements by $3,350,000 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(7) LEASE COMMITMENT

The Company rents its office space under a lease containing real estate tax and operating expense escalation clauses. At December 31, 2003, the future non-cancelable annual minimum commitments under its lease was as follows:

December 31,	Amount
2004	$ 12,550
2005	12,100
Total	$ 24,650

(8) SUBSEQUENT EVENTS

During the period from January 1, 2004, to January 24, 2004, there were no contributions or withdrawals made by the members.

SUPPLEMENTARY INFORMATION

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

CREDITS			
Members' equity		$	7,502,866
TOTAL CREDITS			7,502,866
DEBITS			
Non-allowable assets			
Equipment, furniture and leasehold improvements, net			(33,208)
Other assets			(25,005)
TOTAL DEBITS			(58,213)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES			7,444,653
Haircuts on securities	$ (2,775,799)		
Undue concentration charges	(1,213,451)		
Total Haircuts			(3,989,250)
NET CAPITAL		$	3,455,403
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000)		$	100,000
EXCESS NET CAPITAL		$	3,355,403
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total aggregate indebtedness-specified liabilities			
Accounts payable and accrued expenses		$	1,117
TOTAL AGGREGATE INDEBTEDNESS		$	1,117
Percentage of aggregate indebtedness to net capital			1%

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5©)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
ANKALE CAPITAL, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of ANKALE CAPITAL, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ANKALE CAPITAL, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that ANKALE CAPITAL, LLC, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5©)(4) and that, as of December 31, 2003, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz & Chez, LLP

Chicago, Illinois
January 24, 2004